Exhibit 1

Cemex shows exceptional growth in Net Income,

while making inroads on portfolio rebalancing

Monterrey, Mexico. October 28, 2024 — Cemex reported third-quarter results today, achieving an EBITDA of US$747 million and Net Sales of US$4.09 billion in a period impacted by adverse weather conditions in all its markets and significant FX movements. Weather impact accounted for a little less than half of the like-to-like EBITDA shortfall in the quarter. Consolidated Net Income grew more than 200% compared to the prior year. Cemex’s pricing strategy continued to be supportive in a lower volume environment, with prices for its products rising low-single digits. During the quarter, Cemex announced divestments of $1.4 billion, bringing year-to-day announced divestitures of non-core assets to $2.2 billion.

“I am pleased with the significant progress we have made this year with our portfolio optimization efforts. With the proceeds, we will continue to execute on our capital allocation framework where we intend to prioritize growth investments with particular focus on the US, while continuing to deleverage and build on our recently instituted progressive shareholder return program” said Fernando A. González, CEO of Cemex. “Our growth strategy adopted since 2019 has proven to be a great complement to organic growth, and together, both levers have delivered a compounded annual growth rate of 14% for the company. With the proceeds from recent divestitures, we will continue to execute our small bolt on investment strategy while accelerating growth through small to midsize M&A transactions to serve our existing geographic footprint”.

In Climate Action, the company is progressing against its Future in Action roadmap, reducing year-to-date scope 1 and 2 CO2 emissions by 3% and 4%, respectively, through its “Reduce before Capture” approach. Additionally, with the aim to drive decarbonization from 2030 and beyond, Cemex is focused on developing innovative breakthrough climate technology. In this regard, a Cemex led consortium was recently selected to receive €157 million of EU Innovation funding for a carbon capture project at its Rüdersdorf cement plant in Germany, with the objective to capture 1.3 million tons of CO2 per year.

Cemex’s Consolidated 2024 Third Quarter Financial and Operational Highlights

•	Net Sales decreased 3% to US$4,090 million.

•	EBITDA decreased 9% to US$747 million.

•	EBITDA margin decreased 1.4pp to 18.3%.

•	Free Cash Flow after Maintenance Capital Expenditures, adjusting for the extraordinary payment of a tax fine in Spain, was US$420 million.

•	Net Income grew 222%, reaching $406 million in the quarter, and $891 million year-to-date.

•	Growth investments account for 13% of consolidated EBITDA.

•	EBITDA margin for the Urbanization Solutions business rose 1.7 percentage points, reflecting favorable pricing/cost dynamics.

Geographic Markets 2024 Third Quarter Highlights

•	Sales in Mexico decreased 5%, to US$1,136 million, while EBITDA declined 8% to US$319 million. EBITDA Margin contracted 1.2pp to 28.1%.

•	Sales in the United States declined 4% to US$1,335million. EBITDA decreased by 4% to US$258 million, and EBITDA Margin remained at 19.3%.

•	In the Europe, Middle East, and Africa region, Sales increased 1% to US$1,243 million. EBITDA was flat at US$201 million, while EBITDA Margin decreased 0.2pp to 16.2%.

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Cemex’s operations in South, Central America, and the Caribbean region reported Sales of US$311 million, a decrease of 1%, while EBITDA declined 27% to US$48 million. EBITDA Margin decreased 5.4pp to 15.4%.

Note: All percentage variations related to Sales and EBITDA are on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared to the same period of last year. All references to EBITDA mean Operating EBITDA.

About Cemex

Cemex is a global construction materials company that is building a better future through sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the help of new technologies. Cemex offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience enabled by digital technologies. For more information, please visit: https://www.cemex.com/

Contact information

Analyst and Investor Relations - New York

Blake Haider

+1 (212) 317-6011

ir@cemex.com

Analyst and Investor Relations - Monterrey

Fabián Orta

+52 (81) 8888-4327

ir@cemex.com

Media Relations

Jorge Pérez

+52 (81) 8259-6666

jorgeluis.perez@cemex.com

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Except as the context otherwise may require, references in this press release to “Cemex,” ”we,” ”us,” ”our,” refer to Cemex, S.A.B. de C.V. and its consolidated subsidiaries. This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Cemex intends these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Cemex’s current expectations and projections about future events based on Cemex’s knowledge of present facts and circumstances and assumptions about future events, as well as Cemex’s current plans based on such facts and circumstances, unless otherwise indicated. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from Cemex’s expectations, including, among others, risks, uncertainties, and assumptions discussed in Cemex’s most recent annual report and detailed from time to time in Cemex’s other filings with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, which if materialized could ultimately lead to Cemex’s expectations and/or expected results not producing the expected benefits and/or results. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. These factors may be revised or supplemented, and the information contained in this press release is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct this press release or revise any forward-looking statement contained herein, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. All references to prices in this press release refer to Cemex’s prices for Cemex products and services. Unless otherwise specified, all references to records are internal records.

This press release and the documents referred to herein include certain non-IFRS financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA (operating earnings before other expenses, net plus depreciation and amortization)” and “Operating EBITDA Margin”. The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in the reports, presentations, and documents to be disclosed during Cemex’s third quarter 2024 results conference call and audio webcast presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as ‘green’, ‘social’, or ‘sustainable’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

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